Exhibit 99.1

Ballard Celebrates 25 Years on Nasdaq Exchange

  A global leader in the growing adoption of zero-emission fuel cell solutions for mobility

VANCOUVER, May 26, 2020 /CNW/ -  Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that the Company will ring the Nasdaq stock market opening bell this morning in a celebration of its 25th year on the Nasdaq stock exchange, having been initially listed in 1995. Please click here at 9:15am ET today to view Ballard's virtual bell ringing ceremony or visit the Ballard website, at www.ballard.com, to view the ceremony at a later time.

James Roche, Chairman of Ballard's Board of Directors said, "During Ballard's years on the Nasdaq exchange, our industry has witnessed a growing global acknowledgement that hydrogen and fuel cells can serve a critical role in slowing climate change. Moving forward, we anticipate increased investor interest in ESG - environmental, social and governance – issues, including investment risks presented by climate change, to drive a global reassessment of asset values and capital allocation. This movement toward sustainable businesses will serve as an additional catalyst for the adoption of hydrogen and fuel cell technologies."

Randy MacEwen, Ballard President and CEO noted, "Ballard has continued to evolve and mature as a company throughout our 25-year listing on the Nasdaq stock exchange. During this period, our team has made remarkable strides developing fuel cell technology with improved performance and reduced cost. As a result, today we are an industry leader, poised with highly disruptive fuel cell technology, at a time when there is growing consensus that fuel cell electrification will play an important role in decarbonizing medium- and heavy-duty mobility, including bus, commercial truck, rail and marine applications."

Mr. MacEwen continued, "We see tremendous opportunity for Ballard to differentiate, serve our customers, inspire our employees and deliver long-term value for shareholders, all while striving to achieve a compelling societal purpose embodied in our vision – to deliver fuel cell power for a sustainable planet. This vision gets everyone at Ballard fired up each morning to make the company better every day."

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning the adoption of fuel cell technology. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 26-MAY-20